UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

GREATBATCH, INC.
(Exact name of registrant as specified in its charter)

Delaware	1-16137	16-1531026
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S Employer Identification No.)

2595 Dallas Parkway
Suite 310
Frisco, Texas 75034
(Address of principal executive offices)

(716) 759-5600
(Name and telephone number, including area code,
of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Introduction
Greatbatch, Inc. (the “Company” or “Greatbatch”) has two reportable segments: Greatbatch Medical and QiG Group (“QiG”). Greatbatch Medical designs and manufactures medical devices and components for the cardiac, neuromodulation, orthopaedic, portable medical, vascular and energy markets among others. The Greatbatch Medical segment also offers assembly and design engineering services for medical devices that utilize its component products. The segment’s products include: batteries, capacitors, EMI filters, feedthroughs, coated electrodes, precision components, enclosures, value-added assemblies, stimulation leads, introducers, steerable sheaths, specialty catheter shaft components, cases and trays, implants, instruments, primary cells, and primary and secondary battery packs.
QiG focuses on developing medical device systems for some of healthcare’s most pressing challenges. QiG’s products include neural interface thin-film electrodes for neuromodulation leads, sub-systems and components, which are used in the neuroscience and clinical markets as well as the Algovita Spinal Cord Stimulation system, which is a neurostimulation product of QiG’s Algostim, LLC subsidiary. On August 12, 2014, the Company acquired Centro de Construcción de Cardioestimuladores del Uruguay (“CCC”), which develops and manufactures active implantable neuromodulation medical device systems that produces a range of medical devices including implantable pulse generators, programmer systems, battery chargers, patient wands and leads. CCC’s products are excluded from the scope of this report for the 2014 reporting period.
This report has been prepared pursuant to Rule 13p-1 under the Securities and Exchange Act of 1934, as amended, for the reporting period from January 1, 2014 to December 31, 2014. This rule requires all public companies that manufacture, or contract to manufacture, products to annually disclose whether columbite-tantalite (coltan), cassiterite, wolframite, including their derivatives, which are limited to tantalum, tin, tungsten, or gold (“3TG”) (“Necessary Conflict Minerals”) are necessary to the functionality or production of these products and whether the Necessary Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”). For the majority of products discussed above, the performance requirements imposed by the markets we serve often require the use of Necessary Conflict Minerals.
Greatbatch’s policy with respect to the sourcing of conflict minerals can be found at www.greatbatch.com under the “Investor Relations” drop down menu and clicking on “Governance.”

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
Greatbatch has concluded in good faith that during the 2014 calendar year:

(i)	Greatbatch has manufactured and contracted to manufacture products containing 3TG and have determined that the use of these minerals is necessary to the functionality or production of these products.

(ii)
Based on the “reasonable country of origin inquiry” (“RCOI”) conducted, Greatbatch does not have reason to believe that the Necessary Conflict Minerals used within our introducers and steerable sheaths product lines originated in the Covered Countries. All suppliers of the Necessary Conflict Minerals used in these product lines certified to the Company that the material was sourced outside the Covered Countries. Additionally, the Company confirmed that the smelters utilized by these suppliers received a “conflict free” designation from the Conflict Free Smelter Program (“CFSP”) developed by the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”).

(iii)
For the remainder of our product lines that utilize Necessary Conflict Minerals, based on the RCOI conducted, we were unable to obtain 100% confirmation from the direct suppliers for those product lines as to the location or source of the 3TG or component parts containing 3TG that were sold to Greatbatch. Therefore, the Company conducted due diligence activities for the remaining product lines and details these activities in the attached Conflict Minerals Report.

As part of the RCOI procedures performed, we established a cross-functional conflict minerals steering committee comprised of representatives from the Company’s Supply Chain and Operational Excellence Group, Corporate Compliance Office, and Finance Department, which was overseen by our Executive Vice President and Chief Financial Officer. The Supply Chain and Operational Excellence Group was responsible for performing a review of the Company’s products, conducting the country of origin inquiry, and performing the due diligence review. The Corporate Compliance Office and Finance Department were responsible for reporting and general oversight. The conflict minerals steering committee also provided updates to the Company’s Audit Committee with regards to the measures undertaken by management.
Greatbatch’s RCOI consisted of surveying suppliers that directly supply 3TG, or component parts containing 3TG, to Greatbatch (“Tier 1 Suppliers”). An assessment process was undertaken by the Company to identify the Tier 1 Suppliers that supplied 3TG, or component parts containing 3TG, to Greatbatch between January 1, 2014 and December 31, 2014, which included a review of the bills of material for each of our products. Based upon this assessment, our supplier survey list was established. Tier 1 Suppliers of 3TG or component parts that contained or potentially contained 3TG were included in our supplier survey list.
As a first step to engaging with our supply chain, the Company sent a notification to relevant Tier 1 Suppliers during 2014 informing them about the conflict minerals rule and asking them to complete the conflict minerals survey based on the standard template designed by the EICC and GeSI known as the Conflict Minerals Reporting Template. Given the annual compliance requirements, and in an attempt to improve future supplier response rates, the Company is in the process of implementing terms for new or renewed contracts requiring suppliers to respond to inquiries regarding Necessary Conflict Minerals in a timely manner and expect this to be effective during the 2015 calendar year.
The Company reviewed responses received from suppliers for inconsistencies, completeness, and inaccuracies. Responses that failed this review were identified for additional follow up. Non-responsive suppliers were reminded to respond to the survey within a given time period. The Company re-engaged all suppliers that did not send credible representations through further notifications. In total, the Company sent 277 surveys to suppliers and received 222 completed responses, representing an 80% response rate. This compares favorably to our 52% response rate in 2013.
In accordance with Rule 13p-1, Greatbatch has filed this Specialized Disclosure Form and the associated Conflict Minerals Report for the calendar year ended December 31, 2014 filed herewith as Exhibit 1.01. Both of these reports are available on the Company’s website at www.greatbatch.com under the “Investor Relations” drop down menu and clicking on “SEC Filings.”
Item 1.02 Exhibit
A copy of Greatbatch’s Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD.
Section 2 – Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this report:
Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Dated: May 28, 2015	GREATBATCH, INC. By: /s/ Michael Dinkins Michael Dinkins Executive Vice President and Chief Financial Officer